

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Jerome D. Jabbour
Chief Executive Officer
Matinas BioPharma Holdings, Inc.
1545 Route 206 South, Suite 302
Bedminster, New Jersey 07921

> **Re: Matinas BioPharma Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 9, 2023**
> **File No. 333-272580**

Dear Jerome D. Jabbour:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven M. Skolnick, Esq.